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                                                                    EXHIBIT 99.1

NEWS BULLETIN

             FROM:                 RE:  QIAO XING UNIVERSAL TELEPHONE, INC.
                                        QIAO XING INDUSTRIAL ZONE
  FRB    WEBER SHANDWICK                HUIZHOU CITY, GUANGDONG 16023 CHINA
         FINANCIAL COMMUNICATIONS       WWW.QIAOXING.COM
                                        NASDAQ: XING
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FOR FURTHER INFORMATION

AT QIAO XING UNIVERSAL TELEPHONE:               AT FRB|WEBER SHANDWICK:
Keneath Chen                                    Haris Tajyar
Capital Operation Department                    General Information
(011) 86-752-2820268                            310-996-7462
qxxiao@pub.huizhou.gd.cn                        htajyar@webershandwick.com

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FOR IMMEDIATE RELEASE
JANUARY 9, 2002

                WU FAMILY INCREASES OWNERSHIP THROUGH REPURCHASE
                     OF TWO MILLON SHARES OF QIAO XING STOCK

GUANGDONG, CHINA (JANUARY 9, 2002) -- Qiao Xing Universal Telephone, Inc. (NASDAQ/NMS: XING), the second largest and one of the fastest growing telephone manufacturers in China, today announced that Wu Holdings Ltd., an investment holding firm majority controlled by Chairman Wu's family, has repurchased the remaining 28.84% ownership stake in Wu Holdings Ltd. from Sino Infotech Holdings Ltd., a Hong Kong-based electronic products manufacturer. Following this transaction, the Wu family has increased its ownership in Qiao Xing to 6,819,000 shares, or approximately 46.6% of the total shares outstanding. The Company noted that neither Mr. Wu nor any member of his family has ever sold any shares in Qiao Xing since the Company's inception.

Commented Qiao Xing Universal Telephone, Inc. Chairman Rui Lin Wu, "Our strong financial position and growth outlook is enabling Qiao Xing to continue to invest in our current business, expand into new business segments such as GSM and CDMA phones and create more value for our customers, our employees and our shareholders. Our repurchase of Sino Infotech's remaining shares in Qiao Xing reflects our belief that repurchasing our stock is currently an attractive opportunity and it underscores our commitment to enhancing long-term shareholder value."

To be added to Qiao Xing's investor e-mail or fax lists, please contact Haris Tajyar via e-mail at htajyar@webershandwick.com or via phone at 310-407-6547.

ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

                                     -more-

   FRB|Weber Shandwick serves as financial relations counsel to this company, is acting on the company's behalf in issuing this bulletin and receiving compensation therefor. The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.

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Qiao Xing Universal Telephone, Inc.
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This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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